Exhibit 99.2

YSX TECH. CO., LTD Announces Closing of Its Initial Public Offering and Full Exercise of Underwriter’s Over-Allotment Option

Guangzhou, Dec. 19, 2024 (GLOBE NEWSWIRE) -- YSX TECH. CO., LTD (the “Company” or “YSXT”), a Cayman Islands exempted company that, through its variable interest entities in China, provides comprehensive business solutions mainly for insurance companies and brokerages in China, today announced the closing of its initial public offering (the “Offering”) of 1,250,000 Class A ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of approximately $5,000,000, before deducting underwriting discounts and other offering expenses. The Offering closed on December 19, 2024 (the “Closing Date”), and the Ordinary Shares commenced trading on Nasdaq Capital Market on December 18, 2024, under the ticker symbol “YSXT”.

On the Closing Date, the Company also closed the sale of an additional 187,500 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the Offering, at the public offering price of $4.00 per share. As a result, the Company has raised additional gross proceeds of $750,000, before deducting underwriting discounts and offering expenses.

The Offering was conducted on a firm commitment basis. Kingswood Capital Partners, LLC acted as the sole book-runner. Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Company, and Greenberg Traurig, LLP acted as U.S. counsel to the underwriters, in connection with the Offering.

The Company intends to use the proceeds from this Offering for business expansion and developing new geographic markets, product research and development, talent recruiting, as well as working capital and general corporate purposes.

A registration statement on Form F-1 (File No. 333-280312) relating to the Offering, as amended, was filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on December 17, 2024. The Offering was made only by means of a prospectus. Electronic copies of the final prospectus related to the Offering may be obtained, when available, from Kingswood Capital Partners LLC: 126 E 56th St, Suite 22S, New York, NY 10022, or by telephone at +1 732- 910- 9692. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About YSX TECH. CO., LTD

Primarily operating in Xinjiang and Guangdong provinces, YSX TECH. CO., LTD is a Cayman Islands exempted company that, through its variable interest entities in China, provides comprehensive business solutions mainly for insurance companies and brokerages in China. The Company possesses in-depth knowledge of the Chinese insurance industry accumulated from years of servicing customers, and specializes in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services, such as products and customer development services. For more information please visit: https://ir.ysxtechcay.com and https://www.ysxnet.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company

marketing@ysxnet.com

+86 (20) 2984 2002

Investor Relations

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214